March 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	Aurora Acquisition Corp.

Registration Statement on Form S-1

Filed February 24, 2021 as amended

File No. 333-253106

Dear Mr. Jones:

Reference is made to our letter, filed as correspondence via EDGAR on February 26, 2020, in which we, the representative of the several underwriters (the “Representative”), joined in the request of Aurora Acquisition Corp (the “Company”) to accelerate the effective date of the above-referenced registration statement for March 2, 2021, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representative, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

* * *

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
as Representative of the Several Underwriters

By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Managing Director

[Signature Page to Underwriters’ Withdrawal Request]